EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2009 and 2008
(Dollars in thousands)

	June 30,		June 30,
	2009		2008
	(Unaudited)
Earnings:
Net Income	$439,882		$363,565
Add:
Provision for income taxes	239,417		200,630
Fixed charges	717,427		763,236
Less:
Capitalized interest	(7,216)		(15,095)

Earnings as adjusted (A)	$1,389,510		$1,312,336

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$2,560		$2,601
Ratio of income before provision for income taxes to net income	154%		155%

Preferred dividend factor on pretax basis	3,942		4,032

Fixed Charges:
Interest expense	708,607		746,533
Capitalized interest	7,216		15,095
Interest factors of rents	1,604		1,608

Fixed charges as adjusted (B)	717,427		763,236

Fixed charges and preferred stock dividends (C)	$721,369		$767,268

Ratio of earnings to fixed charges ((A) divided by (B))	1.94	x	1.72	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.93	x	1.71	x